UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 14, 2014

Commission File Number: 333-158336

Tiger Media, Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Room 450, East Office Tower, Shanghai Centre, No.1376 Nan Jing W. Road Jing’an District, Shanghai, China 200040
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Entry into a Material Definitive Agreement

On December 14, 2014, Tiger Media, Inc., a Cayman Islands company (the
“Company”), TBO Acquisition, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of the Company (the “Merger Sub”), The Best One,
Inc., a Florida corporation (“TBO”), and Derek Dubner, solely in his capacity as representative, entered into a Merger Agreement and Plan of Reorganization, as amended by the parties on December 18, 2014,  pursuant to which TBO will merge with and into Merger Sub, with Merger Sub continuing as the surviving company
(the “Merger”) and a wholly-owned subsidiary of the Company.  We refer to the
Merger Agreement and Plan of Reorganization, as amended, as the “Merger
Agreement.”  Subject to the satisfaction of the closing conditions, the Merger is expected to close in the first quarter of 2015.

Immediately before and as a condition to closing of the Merger, the Company will redomesticate as a corporation formed under the laws of Delaware and withdraw as an exempted company incorporated under the laws of the Cayman Islands (the
“Domestication”).  At the effective time of the Merger (the “Effective Time”)
(i) each issued and outstanding share of TBO common stock, no par value per share (“TBO Common Stock”), will cease to be outstanding and will be converted into and exchanged for the right to receive one share of the Company’s common stock, par value $0.0001 per share (“Company Common Stock”), with the exception of approximately 8.3 million shares of TBO Common Stock held by five shareholders, which shares will be converted into and exchanged for the right to receive 0.750089 shares of the Company Common Stock,  and (ii) each share of TBO
Series A Convertible Preferred Stock, par value $0.001 per share (“TBO Preferred
Stock”), will cease to be outstanding and will be converted into and exchanged for the right to receive (x) 525.063 shares of the Company’s Series A Non-Voting
Convertible Preferred Stock, par value $0.0001 per share (“Company Preferred
Stock”), in connection with the closing of the Merger and (y) an additional
225.027 shares of Company Preferred Stock to the extent certain revenue targets are achieved as set forth in the Merger Agreement (the “Earn-Out Shares”).  The
Earn-Out Shares, if earned, will be paid pro rata to the holders of TBO
Preferred Stock, subject to offset for any indemnification claims.  Assuming all
Earn-out Shares are earned, an aggregate of 76,253,821 shares of Company Common
Stock (on an as-converted basis) will be issued in connection with the Merger, which will represent approximately 66.3%  of the outstanding capital shares of the Company after the Merger (on a fully diluted basis).  Current Tiger Media shareholders will own approximately 33.7% of the outstanding capital shares of the Company following the Merger (on a fully diluted basis).

The Company Preferred Stock will convert into shares of Company Common Stock only if the holder sells the underlying shares of Company Common Stock to a non-affiliated third party, at which time the shares shall convert.

Consummation of the Merger is subject to conditions, including, among others, shareholder approval of (a) the Merger Agreement and its adoption, (b) the
Merger, (c) the Domestication and (d) the issuance of shares of Company Common
Stock in connection with the Merger as required under the rules of the NYSE MKT,
LLC.  The Merger Agreement also contains customary representations and warranties about the condition of the Company and TBO, respectively, and their respective subsidiaries.

Pursuant to the Merger Agreement, either party may terminate the Merger
Agreement upon substantial breach by the other party that remains uncured after
15 days, by mutual consent, if the Merger is not consummated by April 30, 2015, or if the Merger is enjoined pursuant to a final, nonappealable ruling.  Also, the Company may terminate the Merger Agreement if TBO’s shareholders have not approved the Merger and the other transactions contemplated by the Merger
Agreement by January 6, 2015.

Following the Merger, the Company will increase the board of directors to seven members, and TBO will  have the right to designate two directors to the
Company’s board of directors. Derek Dubner and Daniel MacLachlan will be the new directors appointed to the Company’s board of directors to fill such newly created board seats. Also, following the Merger, Derek Dubner will be appointed
Co-Chief Executive Officer of the Company along with Peter Tan, current Chief
Executive Officer of the Company.  Robert Fried will remain Chairman of the
Board.

The Company Common Stock and Company Preferred Stock to be issued in connection with the Merger are exempt from the registration requirements of the Securities
Act of 1933, as amended (the "Act"), in accordance with Section 4(2) of the Act, as a transaction by an issuer not involving any public offering.

The description of the proposed Merger in this Form 6-K does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and Plan of Reorganization  and the First Amendment to the Merger Agreement and
Plan of Reorganization, which are filed as Exhibit 4.1 and Exhibit 4.2 to this
Form 6-K and are incorporated herein by reference.
On December 15, 2014, the Company issued a press release announcing the execution of the Merger Agreement.  A copy of the press release is attached to this Form 6-K as Exhibit 99.1  and is incorporated herein by reference.

FORWARD-LOOKING STATEMENTS
Statements in this document regarding the proposed Merger, including the expected timing for completing the Merger and any other statements regarding future expectations, beliefs, goals, plans, prospects or intentions constitute
“forward-looking statements” as defined in Section 27A of the Securities Act of
1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as
amended, in connection with the Private Securities Litigation Reform Act of
1995. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “continues,” “plans,”
“expects,” “may,” “will,” “would,” “could,” “intends,” “estimates” and similar expressions or variations) should also be considered to be forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability of each of the Company, Merger Sub and TBO to satisfy the closing conditions and consummate the transactions, including the Company obtaining the required shareholder approvals; the risk that the business of TBO may not be integrated successfully; the risk that the transaction may involve unexpected costs or unexpected liabilities; the risk that synergies from the transaction may not be fully realized or may take longer to realize than expected; and the other risks set forth in the Company’s Annual Report on Form
20-F, filed with the Securities and Exchange Commission (“SEC”) on March 31,
2014, as well as the other factors described in the filings that the Company makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, the Company’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.
The statements in this document reflect the expectations and beliefs of the
Company as of the date of this document.  These forward-looking statements should not be relied upon as representing the Company’s views as of any date after the date of this document. While the Company may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so, except as required by law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed Merger, Tiger Media will file with the SEC a proxy statement in connection with a Special Meeting of its shareholders. SHAREHOLDERS OF TIGER
MEDIA ARE URGED TO READ THE PROXY STATEMENT REGARDING THE PROPOSED TRANSACTION
WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC,
BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders of Tiger Media
will be able to obtain a copy of the proxy statement, as well as other filings containing information about Tiger Media and TBO, without charge, at the SEC's website (www.sec.gov).  Shareholders of Tiger Media may also obtain copies of all documents filed with the SEC, without charge, by directing a request to
Tiger Media, Inc., ir@tigermedia.com.

PARTICIPANTS IN THE MERGER SOLICITATION

Tiger Media and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Tiger Media shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the
SEC, be deemed participants in the solicitation of Tiger Media’s shareholders in connection with the proposed transaction will be set forth in the proxy statement when it is filed with the SEC.  Also, information about Tiger Media's directors and executive officers is set forth in its Notice for Annual General
Meeting of Shareholders, which was filed with the SEC on November 19, 2014, and its Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 31, 2014, respectively.  These documents are available free of charge at the SEC's website at www.sec.gov, or by going to Tiger Media's
Investor Relations page on its corporate website at www.tigermedia.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tiger Media, Inc.

Date: 12/18/2014	By:	/s/ Peter W.H. Tan
	Name:	Peter W.H. Tan
	Title:	CEO

EXHIBIT INDEX

Exhibit No.	Description

4.1	Merger Agreement and Plan of Reorganization by and among The Best One, Inc., Tiger Media, Inc., TBO Acquisition, LLC, and Derek Dubner, solely in his capacity as representative, dated December 14, 2014.
4.2	First Amendment to Merger Agreement and Plan of Reorganization by and among The Best One, Inc., Tiger Media, Inc., TBO Acquisition, LLC, and Derek Dubner, solely in his capacity as representative, dated December 18, 2014.
99.1	Press Release dated December 15, 2014